EXHIBIT (a)(1)(O)
                                                               -----------------



FOR IMMEDIATE RELEASE                   Contact:        Keoni Wagner
Thursday, June 27, 2002                                 (808) 838-6778
                                                        wagner@HawaiianAir.com



            HAWAIIAN AIRLINES, INC. ANNOUNCES PRELIMINARY RESULTS OF
                  TENDER OFFER FOR 5,880,000 OF ITS OWN SHARES


                  Hawaiian Airlines, Inc. (AMEX and PCX: HA) today announced the preliminary results for its cash tender offer to purchase up to 5,880,000 shares, or approximately 17.46%, of its outstanding common stock at a price of $4.25 net per share. The offer, which was oversubscribed, expired at 12:00 midnight, New York City time, on June 27, 2002.

                  Based on a preliminary count, approximately 27,575,392 shares were tendered and not withdrawn, of which approximately 1,028,605 were tendered pursuant to notices of guaranteed delivery. Hawaiian will accept 5,880,000 properly tendered shares on a pro rata basis, with a proration factor expected to be approximately 21.32%. The estimated proration factor is subject to change. The final proration factor is expected to be announced on or about July 9, 2002. Payment for accepted shares, and return of all other tendered shares, will be made over the next two weeks by the depositary.

                  On May 30, 2002, Hawaiian had 33,674,143 shares of common stock issued and outstanding. As a result of the completion of the offer, Hawaiian expects to have approximately 27,794,143 shares of common stock issued and outstanding as of the time immediately following payment for the accepted shares.

                  For additional information, call Mellon Investor Services LLC, our information agent for this tender offer, at 1-800-549-9249.

ABOUT HAWAIIAN AIRLINES

                  Founded in 1929 as Inter-Island Airways, Hawaiian Airlines is the first and largest Hawaii-based airline. From Honolulu, Hawaiian Airlines provides scheduled and charter air transportation of passengers, cargo and mail among the islands of Hawaii and between Hawaii and eight Western U.S. gateway cities and two destinations in the South Pacific. The nation's 12th-largest carrier, it is also the second-largest provider of trans-Pacific air service between the U.S. mainland and Hawaii. Additional information on Hawaiian Airlines is available on-line at www.HawaiianAir.com.